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                                                                    Exhibit 23.1

         We consent to the incorporation by reference in the registration statement pertaining to UICI's 1996 Special Stock Option Plan of our report dated March 3, 2003, with respect to the consolidated balance sheet of UICI and subsidiaries as of December 31, 2002, and the related consolidated statements of earnings, stockholders' equity and cash flows for the year ended December 31, 2002, and all related financial statement schedules, which report appears in the December 31, 2002 Annual Report on Form 10-K of UICI. Our report refers to a change in accounting for goodwill and other intangible assets in 2002 as a result of the adoption of FASB Statement No. 142, Goodwill and Other Intangible Assets.

         KPMG LLP

         Dallas, Texas
         June 27, 2003